Exhibit 11

COMPUTATION OF EARNINGS PER SHARE

	THREE MONTHS ENDED		SIX MONTHS ENDED

	6/30/01	6/30/00	6/30/01	6/30/00
BASIC

Net earnings applicable to common stock:

Net Income (Loss)	$72,998	$763,681	$(281,902)	$(1,175,308)
Deduct preferred stock dividends paid	(31,830)	(31,830)	(63,660)	(63,660)

Net earnings (Loss) applicable to common stock	$41,168	$731,851	$(345,562)	$(1,238,968)

Weighted average number of common shares outstanding	2,749,523	3,991,190	2,749,523	2,729,523
Common stock equivalents	13,658,530	278,625	-	-

Weighted average shares – diluted	16,408,053	4,269,815	2,749,523	2,729,523

Earnings (Loss) per common share

Basic	$0.01	$0.27	$(0.13)	$(0.45)

Diluted	$0.00	$0.18	$(0.13)	$(0.45)

For purposes of calculating earnings per share, the potential dilutive effect of the callable/puttable warrant was computed using the reverse treasury stock method. Under that method, the incremental number of shares outstanding is computed as the number of shares that would have to be issued for cash at the then current market price to obtain cash to settle the callable/puttable warrant. There were 13,658,530 and 278,625 additional shares used in this calculation for the three months ended June 30, 2001 and 2000, respectively.